Bionomics Limited

13 October 2005

SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH. D.C. 190 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

05012007

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

per Jill Mashado
Company Secretary

SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH. D.C. 199 SECTION

dlw 10/25

Ethical Investor Presentation

October 2005

Deborah Rathjen
CEO & Managing Director
Bionomics Limited
www.bionomics.com.au

Safe Harbour Statement

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs, the Neurofit business, fee for service business and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

Bionomics Limited



- Proprietary genomics-driven discovery platforms, ionX® and Angene®, and proprietary diversity orientated chemistry, MultiCore®
- Therapeutic focus:
  - CNS disorders – Multiple Sclerosis, anxiety, epilepsy
  - Cancer – vascular targeting

Bionomics' IP Assets

- Compounds in development for cancer (vascular targeting and anti-angiogenesis), multiple sclerosis, anxiety and epilepsy
- Approximately 1% of the human genome covered by Bionomics IP.
  - First in world to discover a gene which causes epilepsy
  - Over 160 new genes associated with cancer blood vessel growth discovered
- Presenting a vast array of commercial opportunity.
  - Diagnostics
  - Drugs

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Examples of Bionomics' Global Partnerships


Genmab
Angene™ antibody development
athena diagnostics
epilepsy diagnostic product marketing
Brigham & Women's Hospital
ionX® epilepsy gene identification
PerkinElmer
ion channel HTS technology development
Bionomics Limited
Walter & Eliza Hall Institute
drug discovery collaborations

Financial Position – 30 June 2005

- Total revenues: $3.173 million, a 60% increase over 04/05
- Commercial income: $1.208 million (grown from $68,000 in 04/05)
- Net Operating Out Flows: $3.333 million
- Cash position $9.005 million

Bionomics Limited

Achievements FY 04/05

- Completed the acquisition of Iliad Chemicals Pty Ltd.
- Completed the acquisition of Neurofit.
- Successfully commercialised its first epilepsy diagnostic test.
- Received a two-year extension and an additional $859,000 in R&D START grant for CNS drug development program. The original $2.87 million grant awarded in 2003 has now been boosted to $3.73 million and extended to June 30, 2007.
- Awarded a one-year extension to its R&D START grant for its work on novel breast cancer treatments. The grant extension will provide in calendar 2005 approximately $540,000.
- Awarded $247,000 Biotechnology Innovation Fund (BIF) grant for the development of targets for antibody treatments which inhibit angiogenesis in cancer.

Genomics & the Human Genome Project

- The science of studying genes
- Involves mapping and sequencing of genes and the determination of the function that genes play in both normal and diseased cellular processes
- February 2001: first draft sequence of DNA representing the blueprint and evolutionary history of the human species.
- Sequence represents the genetic information of a hand full of individuals.
- Only 3% of this sequence describes the portions of our 30,000 to 100,00 genes that encode proteins.

Epilepsy Market

- Current market is approximately US$5 billion and is growing at 17% pa.
- 3% of the population have epilepsy.
- Over 30% of sufferers fail to control their seizures with current drugs
- Bionomics leads the world in epilepsy gene discovery

Revenue generation from diagnostics


Precise Diagnosis
Personalised Treatment
Improved Prognosis

- US market estimated US$44 million pa
- SMEI is a severe form of childhood epilepsy
  - Up to 18% mortality and up to 50% show developmental delay and brain damage
- Early diagnosis difficult and treatment is disappointing
  - Certain drugs can make seizures worse
- Bionomics' SMEI Diagnostic Test meets clinical needs
  - Leads to early and precise diagnosis
  - Enables choice of appropriate treatment strategies

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SMEI Diagnostic now available in US and Australia/New Zealand



Benign Familial Seizures Panel: a NEW diagnostic test for epilepsy

- Estimated US market US$78 million pa
- Test for children less than 1 year, with seizures
- Distinguishes several early childhood epilepsy syndromes from others with more unfavourable prognoses
- Positive diagnoses of these benign conditions is likely to be reassuring to parents


Genomics & Drug Development
Current approach ⟹ Poor match between available drugs and patients in the disease population
Patients receiving drug
Disease population
Patients with genotype appropriate for drug
Patients benefiting from drug


Genomics & Drug Development
New World approach ⟹ Different drugs tailored to match needs of different subsets of the population
Disease population
Subsets of disease population with different drug needs
Patients benefiting from drug

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Bionomics' Pipeline 2005/2006

		TARGETS/ SCREENING	CHEMISTRY	PRECLINICAL	CLINICAL
CNS	Kv1.3 Multiple Sclerosis				
	GABA Epilepsy				
	GABA Anxiety				
	Other CNS				
CANCER	Vascular Targeting				
	BNO69 Breast Cancer Angiogenesis				
	Other Angiogenesis				

Vascular targeting compounds to treat solid cancers

- Breast cancer affects 9% of women in western world
- This translates into 200,000 new cases pa in US with 25% mortality rate
- Breast cancer drug sales in 2002: US$5.9 billion

The Anxiety Market

- US$14.5 billion in 2003
- Approximately 19 million Americans suffer from an anxiety disorder
- Patients need medications which are non-sedating, non-addictive and don't affect memory

Multiple Sclerosis Market

- US$2 billion pa in sales
- Affects approximately 350,000 people in the US
- Degenerative disease of the CNS characterised by loss of myelin sheath around nerves

02-35768 C

FY 06 Objectives

- Grow commercial revenues, including:
  - Epilepsy diagnostics – existing and new licenses
  - Neurofit CRO
  - Licensing deals which demonstrate the value of the Iliad acquisition
  - Licensing deals on Bionomics non-core genomics IP
- Cancer compound approaching clinic
  - Synergies of Iliad acquisition
- Selection of lead candidates in anxiety and MS projects
  - Licensing packages

Bionomics Limited

Bionomics Investment Highlights

- Two revenue generating licensing agreements for epilepsy diagnostics
- Advanced pipeline in CNS and cancer
- Solid financial position

Bionomics Limited